Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
This letter is filed for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this letter in any jurisdiction in contravention of applicable law.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this letter, or the merits or fairness of the Proposed Offer.
Any representation to the contrary is a criminal offense.
September 8, 2010
Special Committee of the Board of Directors
Qiao Xing Mobile Communication Co., LTD.
10th Floor CEC Building
6 Zhongguancun South Street
Beijing 100086
People’s Republic of China
Gentlemen:
     I am pleased to inform you that Qiao Xing Universal Resources, Inc. (“XING”) wishes to acquire all of the outstanding shares of common stock of Qiao Xing Mobile Communication Co., LTD. (“QXMC”) not currently owned by XING (the “Minority Shares”) on the terms described in this letter. Please be advised that we are only interested in acquiring QXMC and are not interested in selling our position in QXMC or any portion thereof at this time.
     We are prepared, by way of a Scheme of Arrangement under the laws of the British Virgin Islands, to offer 1.9 shares of XING’s common stock plus US$0.80 in cash for each share of QXMC acquired (the “Proposed Offer”). We believe that this price is fair to QXMC’s shareholders in light of QXMC’s current financial condition and future prospects. The proposed acquisition is, of course, subject to several conditions, including, without limitation, no fundamental changes in QXMC’s financial condition or results of operations, requisite regulatory approvals, confirmatory diligence, all requisite

Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
corporate approvals, including shareholder approvals, and certain other conditions that will be described in the Scheme of Arrangement document.
     Please advise us as to whether you believe you will be prepared to recommend to the holders of the Minority Shares that they accept the Proposed Offer as soon as possible, but in no event later than September 17, 2010 so that we may commence the work immediately required to formalize the Proposed Offer, including preparing the necessary Scheme of Arrangement documents. If you believe that you will not be prepared to recommend to the holders of the Minority Shares that they accept the Proposed Offer, we welcome any suggestions you may have as to the terms of the Proposed Offer; however, we wish to convey to you that even if you are not prepared to recommend the Proposed Offer we may proceed to make the Proposed Offer.
     Please be advised that we intend to file this letter with the U.S. Securities and Exchange Commission on Wednesday, September 8, 2010 on a Form 6-K. We expect that you may do the same. Kindly advise us if you wish to coordinate those filings.
We look forward to hearing from you as soon as possible.

Very truly yours,

Aijun Jiang
On Behalf of Qiao Xing Universal Resources, Inc.

Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. plans to file a Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Offer. The Schedule 13E-3 will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 will contain important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer will be an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the transaction may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be available when filed free of charge at the SEC’s web site at www.sec.gov. Additionally, the

Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:

Company Contact:	Rick Xiao, Vice President
Qiao Xing Universal Resources
Phone: +86-752-282-0268
Email: rick@qiaoxing.com